Exhibit 99.1
NINETOWNS REPORTS FIRST HALF 2011 FINANCIAL RESULTS
BEIJING, Oct. 20, 2011 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq:NINE — News) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six-month period ended June 30, 2011.
Financial Highlights:
•	Total net revenues were RMB31.9 million (US$4.9 million), representing a 17% decrease as compared to RMB38.4 million (US$5.7 million) for the first half of 2010.
•	Net income was RMB5.2 million (US$0.8 million), as compared to a net loss of RMB7.0 million (US$1.0 million) for the first half of 2010.
•	Basic and diluted net income per ADS (each ADS represents one ordinary share) were RMB0.14 (US$0.02) and RMB0.13 (US$0.02), respectively, compared to basic and diluted net loss per ADS of RMB0.20 (US$0.03) for the first half of 2010.
First Half 2011 Business Highlights
Enterprise Software:
Ninetowns continued to derive a significant portion of its total net revenues from the sale and servicing of iDeclare software packages, which is Ninetowns’ import/export enterprise software solution. During the first half of 2011, the Company sold 830 iDeclare software packages and 8,500 iDeclare service contracts. The sale of iDeclare software packages and service contracts increased compared to the same period in 2010 primarily due to an improvement in the international trade environment and an increase in international trade activities, which caused more users to purchase iDeclare software packages and iDeclare service contracts.
In addition, during the first half of 2011, Ninetowns sold approximately 330 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. These contracts average approximately US$250 per contract per year. The maintenance services include installation, remote technical support, automatic upgrades and user training. Ninetowns expects to continue to promote its paid maintenance services to the users of the free software offered by the PRC Inspection Administration.
Food Related Business:
We have been offering our B2C organic food and other household products through our web portal, www.tootoo.cn. Such platform was designed as an online grocery store that offers organic and other fresh and natural food products to consumers via delivery directly from farm to table. In addition, we focused on our “guaranteed fresh” delivery service of fresh produce from our warehouses directly to our customers located in a number of residential communities in Beijing. We believe that we are able to efficiently control product storage and movement at a low cost through the use of our proprietary product racking system, warehouse management system and delivery date management system, all of which are supported by our information technology. Our B2C food related business is still in the development stage and it is uncertain whether we will be able to successfully establish it as one of our primary businesses.

Property Development Business:
During the first half of 2011, the Company launched a new property development business, which is a strategic initiative to capitalize on the growth of the real estate market in China. Through this initiative, the Company seeks to leverage its substantial experience in the technology field, including the Internet of Things (“IOT”) industry, and to capitalize on the emerging niche real estate market in China that integrates IOT related technology with community life and urban operations. The Company plans to focus its real estate development projects on three product models: (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third- and fourth-tier cities in China.
As a part of this initiative, the Company acquired the land use rights for 141,000 square meters of undeveloped land in Huainan, Anhui Province, China on April 7, 2011 through Huainan Huacheng Estate Co., Ltd. (“Huainan Huacheng”), a company in which the Company’s wholly-owned subsidiary, Beijing Ninetowns Ports Software and Technology Co., Ltd. (“Ninetowns Ports”) is the indirect sole shareholder. The total consideration was approximately RMB258 million (US$40 million), of which approximately RMB129 million was paid by September 30, 2011. Ninetowns intends to develop a mixed-use real estate project tentatively named “Smarter Town” on the land. The Company intends to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park, and (iii) design and construct a community hospital.
In order to finance costs and expenses related to the “Smarter Town” project, Zhongcheng Trust Co., Ltd. (“Zhongcheng”) organized and offered the “2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan” (the “Investment Trust Plan”) to certain investors. We did not participate in the organization or the offering of the Investment Trust Plan. The purpose of the Investment Trust Plan is to raise funds for investment into Huainan Huacheng to develop the “Smarter Town” project. Pursuant to the terms of the Investment Trust Plan, Zhongcheng proposed to issue (i) 150,000,000 preferred trust units for RMB150 million and (ii) 160,000,000 ordinary units in exchange for the assignment of certain creditor’s rights for RMB160 million.
On June 28, 2011, Ninetowns Ports entered into a trust agreement with Zhongcheng (the “Trust Agreement”), pursuant to which Ninetowns Ports subscribed for 160,000,000 ordinary trust units issued by the Investment Trust Plan, in exchange for the assignment to Zhongcheng of Ninetowns Ports’ creditor’s rights relating to the debt of RMB163,125,334 owed by Huainan Huacheng to Ninetowns Ports.
Zhongcheng informed us that the transactions contemplated under the Investment Trust Plan and the Trust Agreement were approved by the Chinese government on July 15, 2011.
In addition, Dalian Aviation Changzheng Technology Development Co., Ltd. (“Dalian Changzheng”), a company in which Ninetowns Ports is a 70% shareholder, acquired the land use rights for two tracts of undeveloped land permitted for commercial and residential use located in Dalian High and New Technology Industry Park in Dalian, Liaoning Province, China on April 29, 2011. The two tracts of land collectively consist of approximately 20,973 square meters, and the land use rights were purchased for a total consideration of approximately RMB280 million (US$43 million). The Company intends to develop a mixed-use real estate project on the site. The commercial land use rights and the residential land use rights will expire in 40 years and 70 years, respectively.
Share Repurchase Program:
On March 29, 2011, Ninetowns’ Board of Directors approved and authorized the Company to adopt a share repurchase plan that allows the Company to purchase up to US$5 million of its outstanding American Depositary Shares within two years. On August 30, 2011, Ninetowns announced the implementation of the share repurchase program.

Management Discussion
Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “We are pleased to see an improvement in our core enterprise software segment on a year-over-year basis driven by increased demand for our iDeclare software packages and service contracts. We continue to remain focused on maximizing customer retention and further expansion of our client base by leveraging our flexible pricing structure, continuous product updates and enhancements and our nationwide service and support. Nevertheless, we believe that the greatest opportunity for our long-term growth lies in our newer business initiatives, including our e-grocery business and our property development business. Both of these segments leverage our fundamental strength in e-commerce and technology innovation, and provide us with potential new revenue streams over the long-run that will mitigate the challenges we face in our enterprise software segment.”
“We continue to anticipate that the majority of our revenues in the near-term will come from our enterprise software and food related businesses, and expect to generate a substantial portion of our revenue in the near to mid term from these business segments. However, we are focusing significant resources on our new property development initiative. Despite recent initiatives by the PRC government to cool China’s rapidly expanding real estate market, we believe that both growth potential and opportunity in China’s third- and fourth tier cities for innovative property development projects remains strong, supported by powerful macro-economic trends. These drivers, coupled with the increasing usage of cloud computing and the Internet of Things, underpin our investment vision for our property development initiative. We remain well capitalized and financially sound, and are committed to our strategy to deliver long-term value for our shareholders.”
Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “Despite a decline in our top-line results, we are pleased to report improving bottom-line results on a year-over-year basis. We continue to maintain a strong balance sheet and a healthy cash position, which enable us to maintain our competitive advantages in our enterprise software segment while also investing prudently in our newer initiatives. Looking ahead, we will continue to focus on cost controls as we work to establish our next phase of growth.”
First Half 2011 Financial Results
Total Net Revenues. Total net revenues were RMB31.9 million (US$4.9 million) for the first half of 2011, representing a 17% decrease as compared to RMB38.4 million (US$5.7 million) for the first half of 2010.
Net revenues from sales of enterprise software for the first half of 2011 were RMB25.5 million (US$3.9 million), representing 80% of total net revenues, as compared to 63% for the first half of 2010. Net revenues from software development services were RMB2.1 million (US$0.3 million) for the first half of 2011, representing 7% of total net revenues, as compared to 31% for the first half of 2010. This decrease was primarily due to a decrease in our clients’ demand for software development services. Net revenues from the food related business were RMB4.3 million (US$0.7 million) for the first half of 2011, representing 13% of total net revenues, as compared to 6% for the first half of 2010.
Gross Profit and Gross Margin. Gross profit was RMB26.4 million (US$4.1 million) for the first half of 2011, compared to RMB32.6 million (US$4.8 million) for the first half of 2010.
Gross margin for this reporting period was 83%, representing a slight decrease from 85% in the first half of 2010.
Operating Expenses. For the first half of 2011, total operating expenses were RMB43.3 million (US$6.7 million), representing a decrease of 41% from RMB73.1 million (US$10.8 million) in the first half of 2010, and a decrease of 16% compared to RMB51.4 million (US$7.8 million) in the second half of 2010.
For the first half of 2011, selling and marketing expenses were RMB9.2 million (US$1.4 million), representing an increase of 19% from RMB7.8 million (US$1.1 million) in the first half of 2010 and a slight increase of 4% from RMB8.9 million (US$1.3 million) in the second half of 2010. The increase in the first half of 2011 was primarily due to an increase in personnel headcount in the food related business and an increase in advertising and exhibition expenses.

General and administrative expenses were RMB31.9 million (US$4.9 million) in the first half of 2011, representing a decrease of 41% compared to RMB54.1 million (US$8.0 million) in the first half of 2010 and a decrease of 10% compared to RMB35.4 million (US$5.4 million) for the second half of 2010. This decrease was primarily due to a significant decrease in share-based compensation charges.
Research and development expenses decreased by 33% to RMB5.3 million (US$0.8 million) from RMB7.9 million (US$1.2 million) in the first half of 2010, and decreased by 31% from RMB7.8 million (US$1.2 million) in the second half of 2010. The decrease was a result of the implementation of a cost cutting program in the business-to-government segment and a decrease in share-based compensation charges.
Collection of cash related to previously reserved bad debts amounted to RMB3.1 million (US$0.5 million) for the first half of 2011, compared to increases to the allowance for doubtful accounts of RMB3.2 million (US$0.5 million) in the first half of 2010. This decrease was due to the reduction in the amount of outstanding accounts receivable in the first half of 2011 compared to that of 2010, as a result of the collection of amounts previously included in the allowance.
Operating Loss. As a result, operating loss for the first half of 2011 was RMB17.0 million (US$2.6 million), compared to an operating loss of RMB40.5 million (US$6.0 million) for the first half of 2010. The decrease in operating loss was primarily due to the decrease in the general and administrative expenses and the decrease in the allowance for doubtful accounts in the first half of 2011.
Other Income. For the first half of 2011, other income, which includes interest income, gains on sales of short-term investments, changes in fair value of marketable options, gains on disposal of investments under cost method and others was RMB22.6 million (US$3.5 million), as compared to other income of RMB34.7 million (US$5.1 million) for the same period in 2010.
Net Income. Net income for the first half of 2011 was RMB5.2 million (US$0.8 million), as compared to a net loss of RMB7.0 million (US$1.0 million) for the same period in 2010. Basic and diluted net income per ADS for the first half of 2011 were RMB0.14 (US$0.02) and RMB0.13 (US$0.02), respectively, compared to basic and diluted net loss per ADS of RMB0.20 (US$0.03) in the first half of 2010.
Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits decreased to RMB197.6 million (US$30.6 million) as of June 30, 2011, compared to RMB508.8 million (US$77.1 million) as of December 31, 2010. The decrease was primarily due to our use of cash for investments in the new property development business.
Deferred Revenue. Deferred revenue as of June 30, 2011 was RMB11.1 million (US$1.7 million), representing an increase of 4% from RMB10.7 million (US$1.6 million) as of December 31, 2010, primarily due to the overall increase in the amount of net revenues from the sale of iDeclare products and services.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2011, which was RMB6.4635 to US$1.00. Certain comparative figures extracted from past releases are converted by using the rate as of the respective balance sheet dates. The percentages stated in this earnings release are calculated based on Renminbi.

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Beijing on October 21, 2011. This will be 8:00 p.m. on October 20, 2011 in New York. During the call, Ninetowns’ management will be available to discuss the first half 2011 financial results and recent business activities.
The call may be accessed by dialing ++1-646-254-3434 and the passcode is 17510930. A live webcast of the conference call will be available on Ninetowns’ website at http://www.ninetowns.com/english. A replay of the call will be available from 11:00 a.m. Beijing time on October 21, 2011 (11:00 p.m. in New York on October 20, 2011) through 11:00 a.m. on October 28, 2011 in Beijing (11:00 p.m. in New York on October 27, 2011) by telephone at +1-866-214-5335 and through www.ninetowns.com/english. The passcode to access the replay is 17510930.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq:NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at www.ninetowns.com/english.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts:
Investor Relations (Beijing)
Daisy Wang, IR Manager
Ninetowns Internet Technology Group Company Limited
Phone: +86-10-6589-9904
Email: daisywang@ninetowns.com
Adam Chaw, Corporate Vice President
Ninetowns Internet Technology Group Company Limited
Phone: +86-10-6589-9294
Email: adamchaw@ninetowns.com
Investor Relations (Hong Kong)
Mahmoud Siddig, Managing Director
Taylor Rafferty
Phone: +852-3196-3712
Email: ninetowns@taylor-rafferty.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2010, DECEMBER 31, 2010 AND JUNE 30, 2011
(In thousands, except share-related data)

	For the six months ended
	June 30,	June 30,	Dec. 31,	Dec. 31,	June 30,	June 30,
	2010	2010	2010	2010	2011	2011
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	38,448	5,670	40,459	6,130	31,909	4,937
Total cost of revenues	(5,828)	(860)	(11,226)	(1,701)	(5,543)	(858)

Gross profit	32,620	4,810	29,233	4,429	26,366	4,079

Selling and marketing expenses	(7,779)	(1,147)	(8,884)	(1,346)	(9,249)	(1,431)
General and administrative expenses	(54,131)	(7,982)	(35,400)	(5,364)	(31,888)	(4,934)
Research and development expenses	(7,938)	(1,171)	(7,757)	(1,175)	(5,319)	(823)
Allowance for doubtful accounts, net	(3,245)	(479)	660	100	3,112	481

Loss from operations	(40,473)	(5,969)	(22,148)	(3,356)	(16,978)	(2,628)
Interest income	1,868	276	1,818	275	1,136	176
Gain on sales of short-term investments	52,420	7,730	12,726	1,928	27,169	4,203
Change in fair value of marketable options	(39,817)	(5,871)	21,606	3,274	(7,170)	(1,109)
Gain on disposal of investment under cost method	11,639	1,716	6,678	1,012	—	—
Others	8,612	1,270	(1,328)	(201)	1,508	233

(Loss) income from continuing operations before income tax	(5,751)	(848)	19,352	2,932	5,665	875

Income tax expense	(66)	(10)	(812)	(123)	(496)	(77)

(Loss) income from continuing operations	(5,817)	(858)	18,540	2,809	5,169	798
(Loss) income from discontinued operations (Net of income tax and non-controlling interest)	(1,207)	(178)	809	123	—	—

Net (loss) income	(7,024)	(1,036)	19,349	2,932	5,169	798

(Loss) income from continuing operations per share:
Basic	RMB(0.16)	US$(0.02)	RMB0.51	US$0.08	RMB0.14	US$0.02
Diluted	RMB(0.16)	US$(0.02)	RMB0.49	US$0.07	RMB0.13	US$0.02

(Loss) income from discontinued operations per share:
Basic	RMB(0.04)	US$(0.01)	RMB0.02	*	—	—
Diluted	RMB(0.04)	US$(0.01)	RMB0.02	*	—	—

Net (loss) income per share:
Basic	RMB(0.20)	US$(0.03)	RMB0.53	US$0.08	RMB0.14	US$0.02
Diluted	RMB(0.20)	US$(0.03)	RMB0.51	US$0.07	RMB0.13	US$0.02

Weighted average shares used in computation:
Basic	35,322,967	35,322,967	36,260,786	36,260,786	37,348,884	37,348,884
Diluted	35,322,967	35,322,967	37,751,892	37,751,892	40,283,493	40,283,493

*	less than US$0.01

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND JUNE 30, 2011
(In thousands)

	Dec. 31,		June 30,
	2010	2010	2011	2011
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	508,772	77,086	197,601	30,572
Restricted cash	245	37	130	20
Short-term investments	231,862	35,130	231,489	35,814
Inventories	2,161	327	2,155	334
Trade receivables, net	2,042	310	1,630	252
Other current assets	8,297	1,257	25,026	3,872

Total current assets	753,379	114,147	458,031	70,864

Real estate under development	—	—	433,818	67,118
Other non-current assets	236,205	35,789	227,421	35,185

TOTAL ASSETS	989,584	149,936	1,119,270	173,167

LIABILITIES AND EQUITY

Current liabilities:
Deferred revenue	10,699	1,621	11,092	1,716
Other current liabilities	24,952	3,780	118,889	18,394

Total current liabilities	35,651	5,401	129,981	20,110

Non-current liabilities:
Tax liabilities	5,108	774	4,928	762

Total liabilities	40,759	6,175	134,909	20,872

Equity of the Company	948,825	143,761	984,361	152,295

TOTAL LIABILITIES AND EQUITY	989,584	149,936	1,119,270	173,167

Note: The information contained in the condensed consolidated balance sheet as of December 31, 2010 is derived from the Company’s audited financial statements included in the annual report on Form 20-F.